Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

August 31, 2018	Monica J. Shilling
Member of the Firm

d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: John Ganley

Re:                          Ares Capital Corporation Registration Statement on Form N-2 (File No. 333-223482)

Dear Mr. Ganley:

In a telephone conversation on August 30, 2018, you provided us with verbal comments on the registration statement on Form N-2 (the “Registration Statement”) originally filed by Ares Capital Corporation (the “Fund”) on March 6, 2018 and subsequently amended by Amendment No. 1 on August 8, 2018. We have revised the Registration Statement to respond to the comments you provided, including during the telephone conversation, and today filed Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  We are concurrently filing this letter via EDGAR as a correspondence filing.

Set forth below are the comments of the staff of the Securities and Exchange Commission (the “Staff”) provided by you and immediately below each comment is the response with respect thereto and, where applicable, the first location in the relevant filing of the requested disclosure. Comments described with respect to one section (and the responses thereto) are applicable to other sections of the Registration Statement that contain similar disclosure.  Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

Prospectus Summary

1.                                          Page 7 – Prospectus Summary – Operating and Regulatory Structure.  Please add disclosure clarifying what the 150% required asset coverage ratio means in plain English, including language that makes it clear that 150% asset coverage would permit double the amount of borrowings.

The Fund has included the requested disclosure on page 7 and elsewhere throughout Amendment No. 2.

Fees and Expenses

2.                                    Pages 13 – Fees and Expenses.  Please adjust the format of the fee table to present the “Fee Waiver” directly below “Total annual expenses” and add another line item

Beijing | Boca Raton | Boston | Chicago | Hong Kong | London | Los Angeles | New Orleans | New York | Newark | Paris | São Paulo | Washington, DC

U.S. Securities and Exchange Commission

August 31, 2018

that includes total annual expenses after fee waiver.  This format would be similar to the requirements for open-end funds under Form N-1A which the Staff analogizes to since that form has been updated more recently than Form N-2.

The Fund has revised the disclosure as requested on page 13 of Amendment No. 2.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement. Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

cc:      Penni Roll, Chief Financial Officer of Ares Capital Corporation

Joshua M. Bloomstein, General Counsel of Ares Capital Corporation